Filed Pursuant to Rule 433

Registration No. 333-213861

May 23, 2018

PRICING TERM SHEET

Santander UK plc

U.S.$1,000,000,000 3.400% Notes due 2021

Issuer:	Santander UK plc

Expected Issue Ratings:	Aa3 (stable) (Moody’s) / A (stable) (S&P) / A (RWP) (Fitch)*

Status:	Senior Unsecured

Offering Format:	SEC-Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	U.S.$1,000,000,000

Trade Date:	May 23, 2018

Settlement / Issue Date:	June 1, 2018, which is the sixth Business Day after the Trade Date

Maturity Date:	June 1, 2021

Interest Rate:	3.400% per annum (semi-annual)

Interest Payment Dates:	Each June 1 and December 1, commencing on December 1, 2018 and ending on the Maturity Date

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Following Business Day Convention

Day Count Fraction:	30 / 360, unadjusted

Benchmark Treasury:	2.625% UST due May 15, 2021

Benchmark Price and Yield:	99-28¼ / 2.666%

Spread to Benchmark Treasury:	T+ 80 bps

Re-offer Yield:	3.466% (semi-annual)

Price to Public:	99.813% of the principal amount

Underwriting Discount:	0.200% of the principal amount

All-in Price:	99.613%

All-in Yield:	3.537% (semi-annual)

Net Proceeds (before expenses):	U.S.$996,130,000

Agreement with Respect to the Exercise of UK Bail-in Power:

Notwithstanding any other term of the notes, the indenture or any other agreements, arrangements, or understandings between the Issuer and any holder of notes, by its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) acknowledges, accepts, agrees to be bound by and consents to: (a) the effect of the exercise of the UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) whether or not imposed with prior notice, that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due on the notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holders of notes of such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the notes; (iii) the cancellation of the notes; (iv) the amendment or alteration of the maturity of the notes or amendment of the amount of interest payable on the notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (b) the variation of the terms of the notes, if necessary, to give effect to the exercise of the UK bail-in power by the relevant UK resolution authority.

For these purposes, “Amounts Due” are the principal amount of, and accrued but unpaid interest, including any Additional Amounts (as defined in the preliminary prospectus supplement for the offering to which this communication relates) due on, the notes. References to principal and interest will include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For purposes of the notes, the “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD”) as amended from time to time, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time, including by the Financial Services (Banking Reform) Act 2013, and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised.

A reference to a “regulated entity” is to any BRRD undertaking as such term is defined under the PRA Rulebook promulgated by the United Kingdom Prudential Regulation Authority, as amended from time to time, which includes, certain credit institutions, investment firms, and certain of their parent or holding companies and a reference to the “relevant UK resolution authority” is to the Bank of England or any other authority with the ability to exercise a UK bail-in power.

By its acquisition of the notes, each holder of the notes (including each holder of a beneficial interest in the notes), to the extent permitted by the Trust Indenture Act of 1939, will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the UK bail-in power by the relevant UK resolution authority with respect to the notes.

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the preliminary prospectus supplement, we may redeem all but not some of the notes prior to maturity.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Santander Investment Securities Inc. and Wells Fargo Securities, LLC

Paying Agent and Trustee:	Wells Fargo Bank, National Association

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Delivery:	DTC delivery free of payment

CUSIP:	80283LAT0

ISIN:	US80283LAT08

Expected Listing:	New York Stock Exchange

Governing Law:	The notes and the indenture will be governed by the laws of the State of New York.

U.S.$750,000,000 Floating Rate Notes due 2021

Issuer:	Santander UK plc

Expected Issue Ratings:	Aa3 (stable) (Moody’s) / A (stable) (S&P) / A (RWP) (Fitch)*

Status:	Senior Unsecured

Offering Format:	SEC-Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	U.S.$750,000,000

Trade Date:	May 23, 2018

Settlement / Issue Date:	June 1, 2018, which is the sixth Business Day after the Trade Date

Maturity Date:	June 1, 2021

Interest Rate:	The then-applicable U.S. dollar three-month LIBOR rate plus 62 bps

Interest Payment Dates:	Each March 1, June 1, September 1 and December 1, commencing on September 1, 2018 and ending on the Maturity Date

Interest Reset Dates:	Each March 1, June 1, September 1 and December 1

Calculation of LIBOR:

“LIBOR” means, as of any interest determination date:

(1)         the offered quotation to leading banks in the London interbank market for three-month U.S. dollar deposits (i) as defined by (A) the ICE Benchmark Administration (“IBAM”), (B) its successor in such capacity, or (C) such other person assuming the responsibility of IBAM or its successor in calculating the London Inter-Bank Offered Rate in the event IBAM or its successor no longer do so, and (ii) as calculated by their appointed calculation agent and published, as such rate appears on either the Reuters Monitor Money Rates Service page LIBOR01 (or a successor page on such service) or, if such rate is not available, on such other information system that provides such information, in each case as of 11:00 a.m., London time, on such interest determination date;

(2)         if no such rate is so published on such interest determination date due to a temporary disruption in service or the market, then the rate for such interest determination date shall be the arithmetic mean (rounded to five decimal places, with 0.000005 being rounded upwards) of the rates for three-month U.S. dollar deposits quoted to the calculation agent by each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the issuer, as of 11:00 a.m., London time, on such interest determination date:

•                  if at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates; or

•                  if fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR as determined for or otherwise applicable during the last preceding interest period.

(3)         Notwithstanding clause (2) above, with respect to an interest determination date on which no rate appears on the relevant screen page, if we (in consultation with the calculation agent) determine that LIBOR has ceased to be published on the relevant screen page as a result of LIBOR ceasing to be calculated or administered for publication thereon or that it is unlawful for either the calculation agent or us to determine or use the London Inter-Bank Offered Rate, we will use reasonable efforts to appoint an Independent Adviser to determine (in consultation with us) the Alternative Base Rate and the Alternative Screen Page by no later than five business days prior to the interest determination date relating to the next succeeding interest period (the “interest determination cut-off date”) for the purpose of determining the rate of interest applicable to the floating rate notes for all future interest periods (subject to the subsequent operation of this paragraph (3)). If we are unable to appoint an Independent Adviser, or if the Independent Adviser fails to determine the

Alternative Base Rate and the Alternative Screen Page prior to the interest determination cut-off date, we will determine the Alternative Base Rate and the Alternative Screen Page for such Interest Period; provided that if we do not determine the Alternative Base Rate and the Alternative Screen Page prior to the interest determination date for such interest period, the interest rate for such interest period will be equal to the interest rate in effect for the immediately preceding interest period.

“Adjustment Spread” means a spread (which may be positive or negative) or formula or methodology for calculating a spread, which the Independent Adviser (in consultation with us) or, only if the Independent Adviser fails to make any such determination, we, determine is required to be applied to the Alternative Base Rate, as a result of the replacement of LIBOR with the Alternative Base Rate, and is the spread, formula or methodology which:

(A) has been formally recommended, or formally provided as an option for parties to elect to adopt, by the Bank of England (or any committee thereof or other body appointed or endorsed thereby for such purpose) in relation to the replacement of LIBOR with the Alternative Base Rate;

(B) the Independent Adviser (in consultation with us) or, failing which, we, determine is recognized or acknowledged as being in customary market usage for the purposes of determining floating rates of interest in respect of securities denominated in U.S. dollars, where such rate has been replaced by the Alternative Base Rate; or

(C) if no such customary market usage is recognized or acknowledged, the Independent Adviser in its discretion (in consultation with us), or, failing which, we in our discretion, determine (acting in good faith) to be appropriate.

“Alternative Base Rate” means the rate that the Independent Adviser or, failing which, we determine has replaced LIBOR in customary market usage for determining floating interest rates in respect of bonds denominated in U.S. dollars or, if the Independent Adviser or, failing which, we (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner) determine that there is no such rate, such other rate as the Independent Adviser or, failing which, we (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner) determine in its or our sole discretion is most comparable to LIBOR. If the Alternative Base Rate is determined, such Alternative Base Rate will be the Alternative Base Rate for the remaining interest periods (subject to the subsequent operation of paragraph (3) above).

“Alternative Screen Page” means the alternative screen page, information service or source on which the Alternative Base Rate appears (or such other screen page, information service or source as may replace the alternative screen page, information service or source, in each case, as may be nominated by the person providing or sponsoring the information appearing on such screen page, information service or source for purposes of displaying comparable rates).

“Independent Adviser” means an independent financial institution of international repute or other independent adviser experienced in the international capital markets, in each case appointed by us at our own expense.

If the Independent Adviser (in consultation with us) or, only if the Independent Adviser fails to make any such determination, we, determine that an Adjustment Spread is required to be applied to the Alternative Base Rate and determine the quantum of, or a formula or methodology for determining, such Adjustment Spread, then such Adjustment Spread shall be applied to the Alternative Base Rate. If the Independent Adviser is, or, failing which, we are, as the case may be, unable to determine the quantum of, or a formula or methodology for determining, such Adjustment Spread, then such Alternative Base Rate will apply without an Adjustment Spread.

If the Independent Adviser or, failing which, we determine the Alternative Base Rate or any Adjustment Spread, the Independent Adviser or, failing which, we may also, following consultation with the calculation agent, make changes to the Alternative Base Rate or the Adjustment Spread, as well as the day count fraction, the business day convention, the definition of business day, the remaining interest determination dates and any method for obtaining the substitute or successor base rate if the Alternative Base Rate or the Alternative Screen Page is unavailable on the relevant interest determination date or otherwise, in each case in order to follow market practice, as well as any other changes that we, following consultation with the Independent Adviser (if appointed), determine in good faith are reasonably necessary to ensure the proper operation of the Alternative Base Rate, as well as the comparability of the interest rate determined by reference to the Alternative Base Rate to the interest rate determined by reference to LIBOR (the “Floating Rate Calculation Changes”). Any Floating Rate Calculation Changes will apply to the floating rate notes for all future interest rate periods (subject to the subsequent operation of paragraph (3) above).

We will promptly give notice of the determination of the Alternative Base Rate, any Adjustment Spread, the Alternative Screen Page and any Floating Rate Calculation Changes to the trustee, the paying agent, the calculation agent and the holders of notes; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Modified Following Business Day Convention

Day Count Fraction:	Actual / 360, adjusted

Price to Public:	100.000%

Underwriting Discount:	0.200%

All-in Price:	99.800%

Net Proceeds (before expenses):	U.S.$748,500,000

Agreement with Respect to the Exercise of UK Bail-in Power:

Notwithstanding any other term of the notes, the indenture or any other agreements, arrangements, or understandings between the Issuer and any holder of notes, by its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) acknowledges, accepts, agrees to be bound by and consents to: (a) the effect of the exercise of the UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) whether or not imposed with prior notice, that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due on the notes into shares, other securities or other obligations of the Issuer or another person (and the issue to or conferral on the holders of notes of such shares, securities or obligations), including by means of an amendment, modification or variation of the terms of the notes; (iii) the cancellation of the notes; (iv) the amendment or alteration of the maturity of the notes or amendment of the amount of interest payable on the notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and (b) the variation of the terms of the notes, if necessary, to give effect to the exercise of the UK bail-in power by the relevant UK resolution authority.

For these purposes, “Amounts Due” are the principal amount of, and accrued but unpaid interest, including any Additional Amounts (as defined in the preliminary prospectus supplement for the offering to which this communication relates) due on, the notes. References to principal and interest will include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For purposes of the notes, the “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD”) as amended from time to time, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time, including by the Financial Services (Banking Reform) Act 2013, and the instruments, rules and standards created thereunder, pursuant to which: (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised.

A reference to a “regulated entity” is to any BRRD undertaking as such term is defined under the PRA Rulebook promulgated by the United Kingdom Prudential Regulation Authority, as amended from time to time, which includes, certain credit institutions, investment firms, and certain of their parent or holding companies and a reference to the “relevant UK resolution authority” is to the Bank of England or any other authority with the ability to exercise a UK bail-in power.

By its acquisition of the notes, each holder of the notes (including each holder of a beneficial interest in the notes), to the extent permitted by the Trust Indenture Act of 1939, will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the UK bail-in power by the relevant UK resolution authority with respect to the notes.

Agreement with respect to the Alternative Base Rate:

By its acquisition of the notes, each holder of notes (including each holder of a beneficial interest in the notes) (i) will acknowledge, accept, consent and agree to be bound by the Independent Adviser’s or our determination of the Alternative Base Rate, the Alternative Screen Page, any Adjustment Spread and any Floating Rate Calculation Changes, including as may occur without any prior notice from us and without the need for us to obtain any further consent from such holder of notes, (ii) will waive any and all claims, in law and/or in equity, against the trustee, the paying agent and the calculation agent for, agree not to initiate a suit against the trustee, the paying agent and the calculation agent in respect of, and agree that none of the trustee, the paying agent or the calculation agent will be liable for, the determination of or the failure to determine any Alternative Base Rate, the Alternative Screen Page, any Adjustment Spread or any Floating Rate Calculation Changes and any losses suffered in connection therewith and (iii) will agree that none of the trustee, the paying agent or the calculation agent will have any obligation to determine any Alternative Base Rate, the Alternative Screen Page, any Adjustment Spread or any Floating Rate Calculation Changes (including any adjustments thereto), including in the event of any failure by us to determine any Alternative Base Rate, the Alternative Screen Page, any Adjustment Spread and any Floating Rate Calculation Changes.

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the preliminary prospectus supplement, we may redeem all but not some of the notes prior to maturity.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Santander Investment Securities Inc. and Wells Fargo Securities, LLC

Calculation Agent, Paying Agent and Trustee:	Wells Fargo Bank, National Association

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Delivery:	DTC delivery free of payment

CUSIP:	80283LAU7

ISIN:	US80283LAU70

Expected Listing:	New York Stock Exchange

Governing Law:	The notes and the indenture will be governed by the laws of the State of New York.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Santander UK plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Santander UK plc has filed with the SEC for more complete information about Santander UK plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Santander UK Group Holdings plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, Santander Investment Securities Inc. at 1-855-403-3636 and Wells Fargo Securities, LLC at 1-800-645-3751.

MIFID II product governance / Professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PRIIPs Regulation / Prohibition of sales to EEA retail investors - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in any Member State.

It is expected that delivery of the Notes will be made against payment thereof on or about June 1, 2018, which will be six U.S. business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of such trade to prevent a failed settlement and should consult their own adviser.